NOT FOR DISTRIBUTION INTO CANADA, AUSTRALIA OR JAPAN

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

Filed pursuant to Rule 433

Registration Statements Nos. 333-158875 and 333-158876

news release

ArcelorMittal Announces Proposed Common Stock and Convertible Note Offerings

Luxembourg, 29 April 2009 (13:20 CET) – ArcelorMittal (“the Company” or “the Issuer”) announces today its intention to offer, subject to market and other conditions, shares of its common stock and convertible senior notes for a total combined amount of approximately U.S.$3.0 billion, as part of its strategy to accelerate debt reduction and to further strengthen its balance sheet.

The offerings will be made pursuant to registration statements the Company has filed with the U.S. Securities and Exchange Commission. Neither offering will be contingent upon the other.

The convertible senior notes are expected to be issued in a minimum principal amount of $500 million, with a maturity of 2014. In connection with the offering, the Company intends to grant the underwriters a 30 day option to purchase up to an additional $75 million of convertible senior notes. The convertible senior notes will be convertible, under certain circumstances, into the Company’s ordinary shares, cash, or a combination of cash and shares, at the Company’s option. The offering price, interest rate, conversion price and other terms of the convertible senior notes will be determined by the Company and the underwriters.

The shares of common stock are expected to be offered through an accelerated book-building process, with preferential allocations to existing shareholders.

The Mittal family has advised that they will subscribe for at least 10% of the offering of common stock.

Under the terms of the offerings, there will be a 180-day lock-up period on issuances or sales of shares or equity-linked securities.

Goldman Sachs International will be the sole global coordinator of both offerings, and Goldman Sachs International, CALYON and Société Générale Corporate & Investment Banking will serve as joint bookrunners of both offerings.

The Issuer has filed registration statements (each including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any shares of common stock, any convertible notes or any other securities, nor will there be any sale of shares of common stock, of convertible notes or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No communication and no information in respect of the offering of securities may be distributed to the public in any jurisdiction where a registration or approval is required. The offering or subscription of securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament ant the Council of November 4th, 2003 (as implemented in each member State of the European Economic Area (the “Member States”), the (“Prospectus Directive”).

In relation to each Member State of the European Economic Area and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of the securities requiring a publication of a prospectus in any Relevant Member State. As a result, the securities may only be offered in relevant member states:

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which meets two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million; and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts;

(iii) in any other circumstances, that would not require publication of a prospectus by ArcelorMittal under article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA”). To the extent that this press release does constitute an inducement to engage in any investment activity, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Financial Promotion Order”); (iii) persons who fall within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) and Article 43(2) of the Financial Promotion Order; and (iv) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this press release is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this press release.

Goldman Sachs International is acting solely for ArcelorMittal and no-one else and will not be responsible for providing the protections afforded to customers of Goldman Sachs International to any other person. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Goldman Sachs International or by any of its affiliates or agents as to or in relation to the accuracy or completeness of this release, or any other written or oral information made available to or publicly available to any interested party or its advisers and any liability therefor is hereby expressly disclaimed.

About ArcelorMittal

ArcelorMittal is the world’s leading steel company, with operations in more than 60 countries.

ArcelorMittal is the leader in all major global steel markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. With an industrial presence in over 20 countries spanning four continents, the Company covers all of the key steel markets, from emerging to mature.

Through its core values of sustainability, quality and leadership, ArcelorMittal commits to operating in a responsible way with respect to the health, safety and wellbeing of its employees, contractors and the communities in which it operates. It is also committed to the sustainable management of the environment and of finite resources. ArcelorMittal recognises that it has a significant responsibility to tackle the global climate change challenge; it takes a leading role in the industry’s efforts to develop breakthrough steelmaking technologies and is actively researching and developing steel-based technologies and solutions that contribute to combat climate change.

In 2008, ArcelorMittal had revenues of $124.9 billion and crude steel production of 103.3 million tonnes, representing approximately 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Brussels (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal visit: www.arcelormittal.com

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2652
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Corporate Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications
Giles Read (Head of Media Relations) Arne Langner Jean Lasar Lynn Robbroeckx ArcelorMittal (Americas) Bill Steers Adam Warrington	+44 20 3214 2845 +352 4792 3120 +352 4792 2359 +352 4792 3193 +1 312 899 3817 +1 312 899 3596	Spain Ignacio Agreda Oscar Fleites India Abhinav Kanchan Sunanda Sanganeria	+34 94 489 4162 +34 98 512 60 29 +91 11 467 594 05 +91 11 467 594 24

United Kingdom Maitland Consultancy: David Sturken / Martin Leeburn	+ 44 20 7379 5151

France Image 7 Tiphaine Hecketsweiler / Grégoire Lucas	+33 1 5370 7470